Harden Technologies Inc . Investor Presentation March 2023 ISSUER FREE WRITING PROSPECTUS DATED 3/7/2023 FILED PURSUANT TO RULE 433 of the securities Act of 1933, as amended Relating to Preliminary Prospectus dated February 14, 2023 REGISTRATION STATEMENT NO. 333 - 269755

This presentation has been prepared by Harden Technology Inc . (the “Company”) solely for informational purposes . The information included herein in this presentation has not been independently verified . No representations, warranties or undertakings, express or implied, are made by the Company or any of its affiliates, advisers or representatives or the underwriters as to, and no reliance should be placed upon, the accuracy, fairness, completeness or correctness of the information or opinions presented or contained in this presentation . By viewing or accessing the information contained in this presentation, you acknowledge and agree that none of the Company or any of its affiliates, advisers or representatives or the underwriters accept any responsibility whatsoever (in negligence or otherwise) for any loss howsoever arising from any information presented or contained in this presentation or otherwise arising in connection with the presentation . The information presented or contained in this presentation is subject to change without notice and its accuracy is not guaranteed . None of the Company or any of its affiliates, advisers or representatives or the underwriters make any undertaking to update any such information subsequent to the date hereof except as required by law . This presentation should not be construed as legal, tax, investment or other advice . The Company has filed a registration statement on Form F - 1 with the Securities and Exchange Commission, File No . 333 - 269755 , relating to the proposed public offering of its securities in the United States, but the registration statement has not yet become effective . The proposed offering of the Company’s securities to be made in the United States will be made solely on the basis of the prospectus included in such registration statement, as and when declared effective by the Securities and Exchange Commission . Any decision to purchase the Company’s securities in the proposed offering should be made solely on the basis of the information contained in the prospectus . This presentation contains statements that reflect the Company’s intent, beliefs or current expectations about the future These statements can be recognized by the use of words such as “expect,” “plan,” “anticipate,” “target,” “may,” “will,” “estimate,” “project,” “intend” or words of similar meaning . These forward - looking statements are made only, and are based on, estimates and information available to the Company, as of the date of this presentation, and are not guarantees of future performance . All statements other than statements of historical fact in this Presentation are forward - looking statements, including but not limited to, the Company’s goals and growth strategies ; the Company’s expectations regarding demand for and market acceptance of the Company’s brand and platforms ; the Company’s future business development, results of operations and financial condition ; the Company’s ability to maintain and improve the Company’s infrastructure necessary to operate the Company’s business ; the Company’s ability to use of proceeds from its proposed initial public offering in the manner contemplated by the Company ; the effect of any sales or the anticipation of sales by the selling stockholders upon the market price of the Company’s ordinary shares ; the Company’s ability to comply meet the initial listing requirement on the Nasdaq Stock Market and the continued listing standards ; general economic and business condition in China and elsewhere ; the Company's ability to operate as a public company ; the period of time for which its current liquidity will enable the Company to fund its operations ; general economic and business conditions ; the volatility of the Company's operating results and financial condition and the price of its ordinary shares ; the Company's ability to attract and retain qualified senior management personnel and research and development staff ; and assumptions underlying or related to any of the foregoing and other risks detailed in the Company's filings with the Securities and Exchange Commission, including the registration statement, and available on the SEC’s website at http : //www . sec . gov . These forward - looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry . The Company undertakes no obligation to update forward - looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law . Although the Company believes that the expectations expressed in these forward - looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results . This presentation does not constitute an offer to sell or an invitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else . No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever . Specifically, these materials do not constitute a “prospectus” within the meaning of the US Securities Act of 1933 , as amended, and the regulations enacted thereunder . This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company and is qualified in its entirety by reference to the detailed information in the prospectus relating to the proposed offering . Any decision to purchase the Company’s securities in the proposed offering should be made solely on the basis of the information contained in the prospectus relating to the proposed offering . All the third - party trademarks, names, and other information that appeared in this presentation are used for information and comparison only and do not mean that we have been given authorization to use such information . Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this presentation . Any representation to the contrary is a criminal offense . Disclaimer 2

3 Offering Summary Issuer Harden Technologies Inc. Listing/Ticker NASDAQ Capital Market / HARD Pre - Offering Shares Outstanding 10,000,000 ordinary shares Number of Shares Offered 2,500,000 ordinary shares (or 2,875,000 ordinary shares if over - allotment option exercised in full) Post - Offering Shares Outstanding 12,500,000 ordinary shares (or 12,875,000 ordinary shares if over - allotment option exercised in full) Shares Offered Class A ordinary shares Anticipated Offering Price $5.00 - $7.00 Use of Proceeds • Approximately $7.0 million for the development of a new manufacturing facility • Approximately $3.0 million for research and development related to design of mobile shredding and mobile screening machines, robotic sorting technologies and pilot plant development • Any balance for additional working capital Expected Pricing Date Lock - up Underwriter US Tiger Securities, Inc. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. P ast performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Investment Highlights 4 The Waste Management Equipment Manufacturer in China • Strong industry reputation with more than 200 customers in China in 2021 • The only mobile waste shredder manufacturer in China Large and Rapidly Growing Market • The Asia Pacific region’s market is forecast to exceed $450 million by 2025, with China as a major revenue earner (1) • The global industrial recycling equipment market size was estimated at $852 million in 2019 and is anticipated to reach $1.3 billion by 2027, expanding at a CAGR of 5.8% (2) Strong Execution by Industrial Veterans • Management team has a combined experience of over 50 years in the industry with strong record • Disciplined cash flow management Industry Leading Innovation • Strong R&D team with 93 patents approved and 36 patents pending approval • Proprietary technologies and skills in production Business Industrial shredders Waste sorting machines Growth 29% CAGR from 2018 to 2021 Management Strong industry experienced Innovation Industry leading R&D See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. P ast performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss. (1) Source: Grand View Research; (2) Source: Grand View Research;

Content 5 Company to provide a picture here, such like the products/the company location overview and etc.. 01 PART 02 PART 03 PART 04 PART 05 PART Company Overview Industry Overview Management & Corporate Structure Business Strategy Use of Proceeds Financial Summary

Content 6 Company to provide a picture here, such like the products/the company location overview and etc.. 01 PART 02 PART 03 PART 04 PART 05 PART Company Overview Industry Overview Management & Corporate Structure Business Strategy Use of Proceeds Financial Summary

7 Company Overview About Us Our Products Harden Technologies believes that it is one of the leading suppliers of scrap shredders in China . Harden has the complete product line, serving customers from multiple industries . » Established and diversified customer base with more than 200 customers across multiple industries in China in 2021 » 93 patents utilized in production and 36 patents pending approval » Product sales revenue up 41% Y/Y in 2021 and 25% Y/Y in the first half of 2022 Industry waste recycling Municipal solid waste management Biomass size reduction and screening Hazardous waste management Scrap material recycling Landfill mining 21.53 30.37 11.28 14.13 0.00 10.00 20.00 30.00 2020 2021 1H21 1H22 Product Sales Revenue (in $ million) 41% 25% See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. P ast performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Content 8 01 PART 02 PART 03 PART 04 PART 05 PART Company Overview Industry Overview Management & Corporate Structure Business Strategy Use of Proceeds Financial Summary

9 Target Application Markets A n industrial shredder is a piece of heavy - duty equipment designed for size reduction. I ndustrial shredders are essential part s in scrap material recycling and waste management machine lines. Industrial waste recycling Municipal solid waste management Biomass recycling Hazardous waste management Scrap material recycling Landfill mining Organic waste management Rubber tire recycling See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. P ast performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

10 Alternative Fuel Production » A dding RDF (refuse - derived fuel) allows for the replacement of conventional fossil fuels and a decrease of emissions released into the atmosphere . » A s carbon credits and carbon markets become key components of national and international attempts to mitigate the growth in concentrations of greenhouse gases , there has increasing incentives to lower emission, which drives the demand of RDF production . » H arden is one of the several companies offering the complete sorting line for RDF production in China . Process of producing RDF from municipal waste Process of producing RDF from industrial waste See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. P ast performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

11 Global Addressable Market The global industrial recycling equipment market size was estimated at $852 million in 2019 and is anticipated to reach $1.3 billion by 2027, expanding at a CAGR of 5.8%. The Asia Pacific region’s market is forecast to exceed $450 million by 2025 , with China as a major revenue earner . 852 901 954 1,009 1,068 1,129 1,195 1,264 1,338 0 200 400 600 800 1,000 1,200 1,400 1,600 2019 2020 2021 2022 2023 2024 2025 2026 2027 Global Industrial Recycling Equipment, 2019 to 2027 (in $ billion) Source: Grand View Research CAGR of 5.8% See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. P ast performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Content 12 01 PART 02 PART 03 PART 04 PART 05 PART Company Overview Industry Overview Management & Corporate Structure Business Strategy Use of Proceeds Financial Summary

13 Management MIAO Jiawen Chairman and CEO 25 years experience in manufacturing and management consulting • Founder of the company • Master’s degree in engineering and master’s degree in international management • Executive experience in multinational manufacturing companies LEI Chunmei CFO 23 years experience in accounting and financing • Joined Harden as CFO in 2021. • Auditing and accounting consulting experience in managing a consulting firm • Finance manager experience with multinational manufacturing companies • Accounting manager experience with international companies SU Yabin VP of Sales and Director ZHANG Fan COO 14 years experience in production management and R&D • Joined Harden as production manager in 2011. • Since 2017, also served as the chief operating officer of Harden Machinery. • Bachelor's degree in engineering • Very experienced in product improvement. 14 years experience in sales and marketing • Founder of the company • Lead the sales team to achieved CAGR of order intakes of 50% • Bachelor's degree in engineering • Very experienced in marketing and key account sales See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. P ast performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Corporate Structure

harden

Harden Technologies Inc.

British Virgin Island	The company issuing securities in this offer

↓

Harden International Limited

Hong Kong	100% owned by the parent company

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Harwell Technologies Ltd.

P. R. China	Holding company and Operating Company, 100% owned by the parent company

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Harden Machinery Ltd.

P. R. China	Operating company, 100% owned by the parent company

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Dr. Shredder Technologies Ltd.

P. R. China	Operating company, 55% owned by the parent company

- Harden Technologies Inc. was founded on April 8, 2021, as a holding company incorporated in the BVI.
- The main operations company is Harden Machinery that manufactures and sells industrial shredders and waste management lines.
- Dr. Shredder Technologies Ltd. as operating company was incorporated on September 29, 2017 in China and is a 55% owned subsidiary of Harden Machinery. The remaining 45% of Dr. Shredder is owned by three former employees of Harden.
- Dr. Shredder is engaged in the manufacture and sale of small and medium-sized industrial shredders and data destruction shredders.


harden
providing shredding equipment and overall solid waste solutions

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Content 15 01 PART 02 PART 03 PART 04 PART 05 PART Company Overview Industry Overview Management & Corporate Structure Business Strategy Use of Proceeds Financial Summary

16 Our Growth Strategies Increase revenue and market share by expanding business network internationally. Continue to innovate and introduce new products Pursue strategic acquisitions to boost business growth Sign independent agent/distributors to expand customer reach in China » To penetrate other provinces of China and expand to other international markets such as US and Europe » To further solidify the competitive edges in products and technology » To further strengthen competitive edge through strategic acquisitions in core and adjacent categories » Currently our sales are primarily derived from developed regions in China in the southeastern costal area and central inland China See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. P ast performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Content 17 Company to provide a picture here, such like the products/the company location overview and etc.. 01 PART 02 PART 03 PART 04 PART 05 PART Company Overview Industry Overview Management & Corporate Structure Business Strategy Use of Proceeds Financial Summary

18 Financial Summary Revenue Highlights Revenue Mix by Services Revenue Breakdown Total Gross Profit ($ thousands) ($ thousands) ($ thousands) 21,902 31,606 11,750 14,548 2020 2021 1H21 1H22 24% 44% 33.0% 30.5% 33.2% 30.7% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% 2020 2021 1H21 1H22 Gross profit Gross Margin Equipment sales , 84.6% Accessories and supplies sales , 11.5% Service sales , 3.9% In 2021 18,986 26,726 2,547 3,643 368 1,237 2020 2021 Equipment sales Accessories and supplies sales Service sales See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. P ast performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss. 7,226 9,643 3,904 4,468

19 Financial Summary See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. P ast performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

20 Financial Summary See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. P ast performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

21 Financial Summary See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. P ast performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

22 Use of New Capital Proceeds Capital Injection for Continuing Growth (1) Facility Upgrade 30% Working Capital R&D W e see significant growth potential for the coming years according to our market intelligence and third - party market research. To support our growth, we must upgrade our manufacturing facilities for higher capacity, increase working capital for increased order intake, and invest more money on product development to enhance our competitiveness. Target of financing through IPO: » Issuance of 2.5 million shares of new ordinary shares. » The initial public offering price per share to be in the range of $5.00 to $7.00 per ordinary share. (1) The allocation of proceeds is subject to adjustment by the company based on the development of the business and the marke t f or the products See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. P ast performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Harden Technologies Inc . Investor Presentation March 2023 Contact Information Company Contact: Jiawen Miao miaoj@hardenmachinery.com Underwriter Contact: Tony Tian, CFA 732 - 910 - 9692 ; tony.tian@ustigersecurities.com